

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

February 9, 2009

Mr. Patrick Groening
Chief Financial Officer
Strathmore Minerals Corp.
700 – 1620 Dickson Avenue
Kelowna, British Columbia, Canada V1Y 9Y2

   Re: Strathmore Minerals Corp.
      Form 40-F/A for Fiscal Year Ended December 31, 2007
      Filed February 2, 2009
      Response Letter Dated January 21, 2009
      File No. 0-52508

Dear Mr. Groening:

  We have completed our review of your filing and response letter and have no further comments at this time.

       Sincerely,

       Karl Hiller
       Branch Chief